

Mail Stop 3561

June 1, 2009

Chad B. Beemer
President
Capital Equity Finance, Inc.
5775 Blue Lagoon Drive, Suite 100
Miami, FL 33126

Re: **Capital Equity Finance, Inc.**
Item 4.01 Form 8-K
Filed May 14, 2009
File No. 000-52704

Dear Mr. Beemer:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

Ryan C. Milne
Accounting Branch Chief

cc: Chase Chandler, Esq.
        Via facsimile: (801) 328-4948